UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)
☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2002
OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to

Commission file nos.:	001-15843
333-48279

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Universal Compression, Inc. 401(k) Retirement and Savings Plan
4444 Brittmoore Road Houston, Texas 77041-8004

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIVERSAL COMPRESSION HOLDINGS, INC. UNIVERSAL COMPRESSION, INC.

4444 Brittmoore Road Houston, Texas 77041-8004

TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORT

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements for the Years Ended December 31, 2002 and 2001

SUPPLEMENTAL SCHEDULES:

Schedule H; Line 4(i) - Schedule of Assets (Held at End of Year), December 31, 2002

Schedule of Reportable Transactions for the Year Ended December 31, 2002

Signatures

EXHIBIT INDEX:

Independent Auditors’ Consent - Deloitte & Touche LLP (Exhibit 23.1)

Section 906 Certification of Universal Compression Holdings, Inc. (Exhibit 99.1)

Section 906 Certification of Universal Compression, Inc. (Exhibit 99.2)

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

Universal Compression, Inc.
      401(k) Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Universal Compression, Inc. 401(k) Retirement and Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2002, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

June 27, 2003

UNIVERSAL COMPRESSION, INC.

401(k) RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,

DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001

CASH AND CASH EQUIVALENTS	$474

INVESTMENTS - At fair value	25,513,079	$17,169,866

RECEIVABLES - Contributions:
Employee	154,681	136,963
Employer	57,310	39,548

Total contributions receivable	211,991	176,511

LOANS TO PARTICIPANTS	1,477,488	1,202,800

NET ASSETS AVAILABLE FOR BENEFITS	$27,203,032	$18,549,177

See notes to financial statements.

UNIVERSAL COMPRESSION, INC.

401(k) RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

ADDITIONS:
Investment income	$146,927	$263,327
Transfers in	4,236,704
Contributions:
Employee	6,624,869	4,877,377
Employer	1,646,341	1,040,375

Total additions	12,654,841	6,181,079

DEDUCTIONS:
Employee withdrawals	1,975,717	2,006,965
Administrative expenses	9,000	6,750
Net decrease in fair value of investments	2,016,269	1,458,584

Total deductions	4,000,986	3,472,299

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	8,653,855	2,708,780

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	18,549,177	15,840,397

End of year	$27,203,032	$18,549,177

See notes to financial statements.

UNIVERSAL COMPRESSION, INC.
401(k) RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.             PLAN DESCRIPTION

The following brief description of the Universal Compression, Inc. 401(k) Retirement and Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan with a 401(k) feature which covers substantially all employees of Universal Compression, Inc. and its subsidiaries (collectively the “Company”).  The Plan was originally established on February 21, 1998, and is a 401(k) prototype plan maintained by Union Bank of California.  The Plan was amended to increase the maximum employee contribution percentage from 15% to 25% effective January 1, 2002, subject to the maximum limitation by the Internal Revenue Service.

Through March 31, 2002, the recordkeeper and Trustee of the Plan was Wells Fargo.  On April 1, 2002, the Company transferred the assets to Union Bank of California (the “Trustee”) and recordkeeper.

Transfers In - During 2002, $4,236,704 was transferred into the plan from participants who became part of the Company as a result of acquisitions of Technical Compression Services, Inc. and Louisiana Compressor Maintenance Co., Inc.

Participation - Employees are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen and 2) have been an employee for thirty days.

Contributions - Participants may make contributions of up to 25% of compensation through payroll deferrals.  Various provisions of the Internal Revenue Code may limit contributions of some highly compensated employees.  All contributions are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes.  The Company contributes a matching amount equal to 50% of the first 6% of compensation deferred by a participant, subject to Internal Revenue Code limits.  Employer matching contributions attributable to each participant’s contributions on or after September 1, 2001 were made in the form of Universal Compression Holdings, Inc. common stock.

Participants’ Accounts - Contributions are invested as directed by the participant into various mutual funds offered by the Plan.  The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA.  Shares and common stock dividends are allocated to individual participant accounts in proportion to the amounts of their contributions and related employer contributions.

Participants’ accounts are charged with investment advisory and other fees by the Trustees.  All other expenses of administering the Plan are borne by the Company.

Vesting - Participants are 100% vested in their contributions and accumulated earnings thereon.  Participants vest in the Company’s matching contributions and accumulated earnings in accordance with the following table:

Years of Vesting Service	Vested Interest

1	20%
2	40%
3	60%
4	80%
5 or more years	100%

Distributions - A participant may request a distribution from his deferral account, including his additional deferral account and rollover account, made on a pretax basis, only if he suffers a hardship or is at least age 59 1/2.  A hardship distribution must comply with Section 401(k) of the Internal Revenue Code.

On termination of service for any reason a participant or, if the participant is dead, his beneficiary, may request the distribution of the balance in all of his accounts.  Distributions are made as soon as practicable after the request for the distribution.  However, with limited exception, a participant may not delay distribution beyond April 1 of the year following the calendar year in which he or she attains age 70 1/2.  A beneficiary of a deceased participant may elect that a distribution be delayed until a date that follows the occasion for distribution by not more than one year.  At December 31, 2002 and 2001 there were no distributions payable to former Plan participants.

Loans Receivable - Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at Prime plus 1%.  Principal and interest is repaid on an after tax basis through payroll deductions.  Loan receipts will be reinvested based on the participant’s investment election for deferrals and additional deferrals at the time of repayment.

Forfeitures - Upon termination of employment, participants’ nonvested balances are forfeited.  Such forfeitures can be applied to reduce employer contributions or administrative expenses otherwise payable by the Company.  During the year ended December 31, 2002, $18,329 was used to pay administrative expenses and to reduce employer contributions.  Forfeitures of terminated nonvested account balances at December 31, 2002 totaled approximately $69,200.

Plan Termination - Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of the ERISA.  In the event the Plan is terminated, each participant shall be entitled to 100% of all vested contributions, plus any earnings accrued thereon, as of the date of termination.

Party-in-Interest Transactions - The Plan invests in shares of common stock of the Company.  As the Company is the Plan’s administrator and sponsor, these transactions qualify as party-in-interest transactions.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition - Shares of registered investment companies are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The

Universal Compression Holdings, Inc. Common Stock Fund is valued based on the quoted market price of the underlying common stock.  Participant loans are stated at cost, which approximates fair value.  The sale or purchase of securities is recorded on the trade date.  Interest income is recorded as earned on the accrual basis.  Dividends are recorded on the ex-dividend date.  The net decrease in fair value of investments consists of the net change in both the unrealized appreciation (depreciation) in fair value of investments and the net realized gains (losses) upon the sale of investments.  The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Risks and Uncertainties - The Plan, through its investment options, holds various investments including foreign and domestic corporate debt and equity securities as well as obligations of the United States government.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period.  Actual results could differ from these estimates.

3.             INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at year end:

	December 31,
	2002	2001

Universal Compression Holdings, Inc. Common Stock Fund	$1,700,887
Stable Value Fund	5,384,064
Federated Capital Appreciation Fund	3,218,211
Oakmark Equity and Income II Fund	1,993,932
Dreyfus S&P Index Fund	1,705,500
Strong Government Securities Fund	2,396,020
HighMark Diversified Money Market Fund	3,304,565
Loan to participants	1,477,488	$1,202,800
American Century Income & Growth Fund		4,199,575
Janus Overseas Fund		1,121,941
Pimco Low Duration Fund		1,380,822
Wells Fargo Index Fund		1,278,053
Wells Fargo Stable Return Fund		4,424,821
Tidewater, Inc. Common Stock Fund		1,981,828

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased (decreased) in fair value as follows:

	2002	2001

Mutual funds	$(2,196,076)	$(1,142,797)
Common collective trust	358,296	236,083
Common stock funds	(178,489)	(551,870)

Total	$(2,016,269)	$(1,458,584)

4.             NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2002	2001

At December 31 - Net assets -
Universal Compression Holdings, Inc. Common Stock Fund	$1,700,887	$374,768

Year Ended December 31 - Change in net assets:
Contributions	$1,640,182	$339,276
Interest, other income and net transfers	(63,812)	(92)
Net (decrease) increase in fair value of investments	(178,489)	43,157
Distribution to participants	(71,646)	(7,539)
Administrative expenses	(116)	(34)

Total	$1,326,119	$374,768

5.             TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated May 28, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Though the Plan has been amended since that date, the plan administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC.

* * * * * *

UNIVERSAL COMPRESSION, INC.

401(k) RETIREMENT AND SAVINGS PLAN

SCHEDULE H; LINE 4(i) -

SCHEDULE OF ASSETS (HELD AT END OF YEAR),

DECEMBER 31, 2002

(a)		(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

		American Fund Growth Fund of America	Registered Investment Company	(1)	$1,185,123
		Baron Growth Fund	Registered Investment Company	(1)	697,534
		Dreyfus Mid Cap Value Fund	Registered Investment Company	(1)	470,815
		Stable Value Fund	Common Collective Trust	(1)	5,384,064
		Federated Capital Appreciation Fund	Registered Investment Company	(1)	3,218,211
		AIM Basic Value Fund	Registered Investment Company	(1)	318,923
		Janus Flexible Income Fund	Registered Investment Company	(1)	752,731
		Federated Kaufman Fund	Registered Investment Company	(1)	815,212
		MFS Value Fund	Registered Investment Company	(1)	380,463
		Oakmark Equity and Income II Fund	Registered Investment Company	(1)	1,993,932
		Oakmark II Fund	Registered Investment Company	(1)	33,551
		Dreyfus S&P 500 Index Fund	Registered Investment Company	(1)	1,705,500
		Strong Government Securities Fund	Registered Investment Company	(1)	2,396,020
		Mutual Discovery Fund	Registered Investment Company	(1)	1,155,548
		HighMark Diversified Money Market Fund	Common Collective Trust	(1)	3,304,565
	*	Universal Compression Holdings, Inc.	Common Stock – Employer
		Common Stock Fund	Matching Contributions Only	$1,898,647	1,700,887

		TOTAL			$25,513,079

*Party-in-interest

(1) Cost information has been omitted because the investment is participant directed.

UNIVERSAL COMPRESSION, INC.

401(k) RETIREMENT AND SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

(a) Identity of Party Involved	(b) Description of Asset	(c) Description of Transaction	(d) Purchase Price/ Selling Price	(e) Cost of Asset	(f) Value of Asset on Transaction Date	(g) Net Gain or (Loss)

SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR BY ISSUE -

Universal Compression Holdings, Inc.	Common Stock Fund	Purchase	$1,986,866	$1,986,866	$1,986,866	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Universal Compression, Inc.  401(k) Retirement and Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Date: June 30, 2003	/s/ RICK KLEIN
Rick Klein,
Member,
PLAN ADMINISTRATIVE COMMITTEE UNIVERSAL COMPRESSION, INC. 401(k) RETIREMENT AND SAVINGS PLAN

EXHIBIT INDEX

23.1*	Consent of Deloitte & Touche LLP.
99.1*

Certifications of the Chief Executive Officer and Chief Financial Officer of Universal Compression Holdings, Inc. Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2*

Certifications of the Chief Executive Officer and Chief Financial Officer of Universal Compression, Inc. Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.